DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/24/2006

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos, Santa Monica Partners Opportunity Fund, L.P., Santa Monica Partners L.P., Santa Monica Partners II L.P., Lawrence J. Goldstein, Ancora Capital, Inc. , Ancora Advisors, LLC., Richard Barone, Monarch Activist Partners L.P., James Chadwick, Sohail Malad.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

967,103

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.45%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein, Andrew Dakos, Bulldog Investors


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

420,131

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

420,131
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

420,131

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.8%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund, L.P., Santa Monica
Partners L.P., Santa Monica Partners II L.P., Lawrence J.
Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

287,172

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

287,172
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

287,172

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.91%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
1. NAME OF REPORTING PERSON
Ancora Capital Inc., Ancora Advisors LLC., Richard Barone


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
128,000


8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

128,000
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

139,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..93%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Monarch Activist Partners L.P., James Chadwick, Sohail Malad


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
120,300


8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

120,300
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

120,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..8%

14. TYPE OF REPORTING PERSON

IA


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of North Pittsburgh Systems Inc.("NPSI").The principal executive offices of NPSI are located at 4008 Gibsonia Road, Gibsonia, PA
15044.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

   This Statement is also being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership ("SMPOF"), Santa Monica Partners II, a Delaware limited partnership ("SMPII"), SMP Asset Management LLC, a Delaware limited liability Company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII ("SMPAM"), and Lawrence J. Goldstein, the President and sole owner of SMP Asset Management and SMPAM. The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein is 1865 Palmer Avenue, Larchmont, New York 10538.

This statement is also filed on behalf of Monarch Activist Partners L.P., a private investment fund. Chadwick Capital Management LLC, whose principal business is to provide asset management services to private investment funds, is the sole general partner of Monarch Activist Partners L.P. James Chadwick is the Managing Partner. The principal business address of Mr. Chadwick and the above entities is 4510 Executive Drive, Suite # 200, San Diego, CA 92121.
This statement is also filed on behalf of all persons and entities and participants of Ancora Capital, Inc., an entity incorporated under the laws of the State of Ohio ("Ancora Capital"), Ancora Advisors, LLC, an entity incorporated under the laws of the State of Nevada ("Ancora Advisors"),and Richard
Barone, an individual (hereinafter "Mr. Barone"). Ancora Securities, Inc., the main subsidiary of Ancora Capital is a Nevada corporation ("Ancora Securities"), registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122. Ancora Advisors is an investment advisor registered with the SEC. Ancora Advisors has the power to dispose of the shares owned by the investment clients for which it acts as an advisor, including the Ancora Mutual Funds, which include the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Homeland Security Fund and Ancora Bancshares (together, the "Ancora Mutual Funds"), all of which are registered under the Investment Company Act of 1940. Ancora Advisors disclaims beneficial ownership of such shares owned by the Ancora Mutual Funds except to the extent of its pecuniary interest therein. Ancora Advisors also has the power to dispose of the shares owned by Merlin Partners, L.P. a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies, for which Ancora Advisors acts as its General Partner. Ancora Advisors disclaims beneficial ownership of such Shares owned by Merlin Partners, L.P. except to the extent of its pecuniary interest therein. Ancora Advisors' principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122. Mr. Barone is the controlling shareholder of Ancora Capital and Ancora Advisors; principally employed as Chairman of Ancora Capital and Ancora Advisors; Chairman of the Ancora Mutual Funds. Mr. Barone's principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122. During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of NSPI have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe that NPSI's stock price is
significantly undervalued and intend to communicate with
management in order to explore measures to enhance shareholder
value.   The filing persons may acquire additional shares either
individually or jointly.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10k filed on 3/16/06 there were 15,005,000 shares of NPSI outstanding as of 3/14/06. The percentage set forth in item
5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 420,131 shares of NPSI or 2.8% of the outstanding shares. Power to dispose and vote securities resides solely with Mr. Goldstein or Mr. Dakos or jointly with both.

Santa Monica Partners, SMPII and SMPOF are beneficial owners of 287,172 shares of NPSI. Power to dispose and vote securities resides with Mr. Lawrence J. Goldstein.

Monarch Activist Partners L.P. is the beneficial owner of 120,300 shares of NPSI. Power to dispose and vote securities resides with Mr. James Chadwick.

Of 139,500 NPSI shares reported by Ancora Capital Inc., Ancora Advisors LLC.and Richard Barone, 11,500 shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

30,000 NPSI shares are owned by Ancora Mutual Funds. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors' Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone's positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 30,000 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

98,000 NPSI shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors' being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone's position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 98,000 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

  c) During the past 60 days the following shares of NPSI were traded:

Bulldog Investors, Phillip Goldstein and Andrew Dakos:
3/24/06            Buy 432,131 @ 20
3/24/06            Sell 12,000 @   21.4883

Santa Monica Partners,SMPII and SMPOF
3/24/06            Buy 287,172 @ 20

Monarch Activist Partners L.P.
3/17/06            Buy 300 @ 20.6
3/24/06            Buy 120,000 @ 20

Ancora Capital, Ancora Advisors LLC and Richard Barone
 3/17/2006 Buy      5700  20.47156
 3/17/2006 Sell      700     20.38
 3/20/2006 Buy       500     20.61
 3/20/2006 Buy       800    20.625
 3/22/2006 Buy      1000    20.373
 3/23/2006 Buy      1500      20.6
 3/23/2006 Sell      800     20.94
 3/24/2006 Buy    120000        20
 3/28/2006 Buy      8500     22.87
 3/29/2006 Buy      2000     23.52
 3/30/2006 Buy      1000     23.85


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/3/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos


By: /s/ Lawrence J. Goldstein
Name: Lawrence J. Goldstein


By: /s/ Richard Barone
Name: Richard Barone

By: /s/ James Chadwick
Name: James Chadwick

By: /s/ Sohail Malad
Name: Sohail Malad

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of NPSI.

Dated: 4/3/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos


By: /s/ Lawrence J. Goldstein
Name: Lawrence J. Goldstein

By: /s/ Richard Barone
Name: Richard Barone

By: /s/ James Chadwick
Name: James Chadwick

By: /s/ Sohail Malad
Name: Sohail Malad